Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Fleet Updates and Further Share Repurchases

Singapore, December 16, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or the "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced a number of transactions relating to its fleet and further share repurchases.

The prevailing charter agreement for our long-term bareboat chartered-out 2016-built Medium Range eco tanker, Matuku, includes a fixed period ending May 2020, with extension options in favor of the charterer. The Company and the existing charterer of the Matuku have mutually agreed to extend the period of the existing bareboat charter for a further two years until May 2022 at an increased charter rate.

The prevailing charter in agreement for our long-term chartered-in 2015-built Japanese eco supramax vessel, IVS Augusta, includes a fixed period ending March 2020, with extension options covering a further two years at pre-determined charter rates and a purchase option on either the IVS Augusta or its sistership the IVS Pinehurst, which is also on charter to the Company. We have elected to not exercise our right to extend the charter or exercise the purchase option on IVS Augusta. As a result, we expect the vessel to redeliver to her owners during the 1Q 2020.  We retain the purchase option on the IVS Pinehurst.

Pursuant to the Company’s previously approved share repurchase authority granted by shareholders at the last Annual General Meeting on May 29, 2019, the Company has acquired ordinary shares in the open market in addition to those detailed in our previous announcement on December 2, 2019. Over the period from and including November 30, 2019 through and including December 11, 2019 a combined total of 66,398 ordinary shares has been acquired on NASDAQ and the JSE. The repurchased shares were acquired at an average price per share over such period of $6.79, or ZAR 99.61 based on an indicative ZAR/USD exchange rate of 14.68, before costs.

As a result a combined total of 299,641 ordinary shares has been acquired on NASDAQ and the JSE over the period from the end of the second fiscal quarter through and including December 11, 2019 at an average price per share over such period of $6.62, or ZAR 97.13 based on an indicative ZAR/USD exchange rate of 14.68, before costs.  The timing and amount of any repurchases are in the sole discretion of the Company, and depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors. Repurchases of ordinary shares may take place in privately negotiated transactions and/or open market transactions.  The repurchase authority expires at the next Annual General Meeting, unless renewed, and may be suspended or terminated by the Company at any time without prior notice.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water including IVS Augusta with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC.  Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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